                                                                    EXHIBIT 99.4

                                         VOTE
                                        [FOR]
                                      THE MERGER


                          To Create A Premier Distribution,
                           Transmission and Energy Services
                             Company In the Western U.S.







                              [PHOTOGRAPH OF PINE TREE]


                   [NEVADA POWER COMPANY LOGO]   [SIERRA PACIFIC RESOURCES LOGO]

This booklet includes forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are: electric load and customer growth; abnormal weather conditions; available sources and cost of fuel and generating capacity; the speed and degree to which competition enters the power generation, wholesale and retail sectors of the electric utility industry; state and federal regulatory initiatives that increase competition, threaten cost and investment recovery, and impact rate structures; the ability of the combined company to successfully reduce its cost structure; the economic climate and growth in the service territories of the two companies; economies generated by the merger; interest costs and the other risks detailed in the Joint Proxy Statement/Prospectus and from time to time in the two companies' SEC reports.

Dear Stockholder:

Recently, we mailed to you a copy of our Joint Proxy Statement/Prospectus, a comprehensive document required by the Securities and Exchange Commission in connection with the proposed merger of Sierra Pacific Resources and Nevada Power
Company.  We urge you to read that document carefully.   It contains all the
important information you need to consider the merger.   This brochure provides
an overview of the merger and what we believe will be the resulting benefits.

This merger is about growth, opportunity and maximizing shareholder value in the face of dramatic changes taking place in the utility industry. Together, Sierra Pacific and Nevada Power will create a strong, customer-focused company that can effectively serve the needs of Nevada, the fastest-growing state in the nation. Combining Sierra Pacific with Nevada Power will enhance our ability to capitalize on the rapid customer growth in our service territories and convert it into bottom-line growth.

For Sierra Pacific stockholders, the expected initial annual dividend level for the combined company multiplied by the merger exchange ratio reflects an 11% increase over Sierra Pacific's current annual dividend of $1.30 per share.

Your Board of Directors believes that the merger is in the best interests of Sierra Pacific and its stockholders and has unanimously recommended a vote FOR approval of the Merger Agreement, the Share Issuance and the Shares Amendment.

We urge you to return the enclosed proxy card today with a vote FOR approval of the Merger Agreement and the related Share Issuance and Shares Amendment. If you have questions regarding the merger transaction, please call 1-800-322-2885.

Sincerely,
[SIGNATURE OF MALYN K. MALQUIST]
Malyn K. Malquist
Chairman of the Board,
President and Chief Executive Officer
Sierra Pacific Resources

                                QUESTIONS & ANSWERS

WHAT AM I BEING ASKED TO VOTE FOR?
     Stockholders of both Nevada Power and Sierra Pacific are being asked to approve a Merger Agreement involving a series of transactions in which Nevada Power and Sierra Pacific Power will be subsidiaries of Sierra Pacific Resources, the current holding company for Sierra Pacific Power. Both Nevada Power and Sierra Pacific will retain their individual names and identities in their respective service territories. Stockholders of Sierra Pacific are also being asked to approve the issuance of shares of Sierra Pacific common stock in connection with the merger and a charter amendment to increase the maximum number of authorized shares of Sierra Pacific common stock.

WHY SHOULD I VOTE FOR THE MERGER?
     Your Board of Directors unanimously recommends that you vote FOR approval of the Merger Agreement. The combination of Nevada Power and Sierra Pacific is expected to provide substantial strategic and financial benefits to the stockholders of both companies, as well as to their employees and customers and the communities in which they do business.

ARE THERE RISKS CONNECTED TO THE MERGER?
     Yes, there are some risks and possible detriments to the merger; but your Board carefully considered these matters before making its recommendation that you approve the merger. Achieving the benefits of the merger will depend on our receiving favorable orders from the regulatory bodies that must approve the merger. The cash price or the number of shares you will receive in the merger are fixed. Even if the market price of the Nevada Power stock or the Sierra Pacific stock should change between now and when the mergers are completed, the cash price or number of shares you will receive in the merger will not change. You will make your election of cash or stock shortly before the completion of the merger in mid-1999. You should read this Joint Proxy Statement/Prospectus for a more complete discussion of the risks and benefits of the merger.

WHAT HAPPENS IF I DON'T VOTE?
     To approve the Merger Agreement, we must receive the affirmative votes of the holders of a majority of the outstanding common stock of both Nevada Power and Sierra Pacific. Not voting or abstaining from voting has the same effect as a vote against the merger.

WHAT ARE THE FEDERAL TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS?
     It is expected that stockholders who exchange their stock solely for shares of the combined company will recognize no gain or loss for U.S. federal income tax purposes. Stockholders who receive cash in connection with the merger may recognize taxable gains. Such gains will, under most circumstances, be treated as capital gains. For more detailed information of how this will affect you personally, please review the Joint Proxy Statement/Prospectus and consult your tax advisor.

                                QUESTIONS & ANSWERS

WHAT WILL BE THE DIVIDEND LEVEL OF THE COMBINED COMPANY?
     After the merger, the combined company expects to establish an initial annual dividend rate of $1.00 per share, which would result in a payout ratio of between 50% and 55% of net income.

DOES THIS REPRESENT A CHANGE TO THE CURRENT DIVIDEND?
     For Sierra Pacific stockholders, the expected annual dividend level for the combined company multiplied by the exchange ratio reflects an 11% increase over Sierra Pacific's current annual dividend of $1.30 per share.

WHEN WILL THE MERGER TAKE PLACE?
     The merger will take place after all necessary approvals have been received. The Boards of Directors of both Nevada Power and Sierra Pacific have already unanimously approved the Merger Agreement. The merger requires the affirmative vote of the holders of a majority of both Nevada Power and Sierra Pacific common stock, and also requires the approval of the Public Utilities Commission of Nevada, the Federal Energy Regulatory Commission and the Securities and Exchange Commission, as well as certain federal antitrust reviews. It is anticipated that the merger will occur in mid-1999.

WHAT DO I NEED TO DO NOW?
     Whether or not you plan to attend the special meeting of stockholders, we urge you to vote FOR, sign and date the proxy card and return it in the enclosed postage-paid envelope today. Not voting or abstaining from voting has the same effect as voting against the merger.


                               YOUR VOTE IS IMPORTANT.
                           TO VOTE IN FAVOR OF THE MERGER,
                           VOTE FOR, SIGN, DATE AND RETURN
                            THE ENCLOSED PROXY CARD TODAY.

                               COMPETITIVE BENEFITS FOR
                              STOCKHOLDERS AND CUSTOMERS

                              RETAIL ELECTRIC kwh SALES
                                    5-YEAR AVERAGE


                                       [GRAPH]

Combined Company                                  7%
Industry Average                                  2%




                                      CUSTOMERS
                                    5-YEAR AVERAGE


                                       [GRAPH]

Combined Company                                  5%
Industry Average                                  1%

                                   COMPANY PROFILES



SIERRA PACIFIC RESOURCES

     NYSE symbol: SRP

     Headquartered in Reno, Nevada

     453,000 electric, gas and water customers

     1,500 employees

     $663 million in total operating revenues*

     $74 million in earnings*

     30.9 million in weighted average shares outstanding*


NEVADA POWER COMPANY

     NYSE and PE symbol: NVP

     Headquartered in Las Vegas, Nevada

     530,000 electric customers

     1,900 employees

     $800 million in total operating revenues*

     $83 million in earnings*

     49.7 million in weighted average shares outstanding*

                         (MAP OF COMBINED SERVICE TERRITORY)

                            TERMS OF THE MERGER AGREEMENT


Sierra Pacific Resources will be the holding company for Nevada Power Company, Sierra Pacific Power Company and other subsidiaries.

Upon consummation of the merger, each stockholder of Sierra Pacific will have the opportunity, subject to proration described in the joint Proxy Statement/Prospectus under "Allocation of Cash and Stock" in the Summary Section to elect to receive either 1.44 shares of the combined company's common stock per share or $37.55 in cash per share. The cash amount represents a 5% premium to Sierra Pacific's 10-day average trading price through April 28, 1998, the date prior to approval of the Merger Agreement by Sierra Pacific's Board.

If Sierra Pacific stockholders fail to elect to receive all of the $151.6 million in cash allocated to them, stockholders will receive, in lieu of a portion of their shares, cash. The cash will be proportionately allocated among those stockholders who have elected to receive shares of the combined company's common stock.

If stockholders of Sierra Pacific fail to elect to receive all of the shares of the combined company's common stock allocated to them, stockholders will receive, in lieu of all or a portion of the cash they elected to receive, shares. The shares will be proportionately allocated among those stockholders who have elected to receive cash. Holders of fewer than 100 shares or holders who elect to receive fewer than 100 shares will receive cash in any event.

The cash price or the number of shares you will receive in the merger are fixed. Even if the market price of the Nevada Power stock or the Sierra Pacific stock should change between now and when the mergers are completed, the cash price or number of shares you will receive in the merger will not change. You will not have to decide whether you want stock or cash until just before the effectiveness of the merger -- expected by mid-1999.

After consummation of the merger, the combined company's common stock will be owned approximately 50.2% by former Nevada Power stockholders and 49.8% by former Sierra Pacific stockholders.

                                      IMPORTANT


After careful review and consideration, your Board of Directors has unanimously approved the Merger Agreement and the related Share Issuance and Shares Amendment, and recommends a vote FOR approval of the Merger Agreement, the Share Issuance and the Shares Amendment.

We urge you to carefully review the Joint Proxy Statement/Prospectus and then vote FOR, sign and date the enclosed proxy card today and return it in the
postage-paid envelope provided.   Remember, not voting or abstaining from voting
will have the same effect as voting against the merger.

If you have any questions or need further assistance, please call our proxy solicitor, MacKenzie Partners, Inc., at 1-800-322-2885.

                               WE URGE YOU TO VOTE FOR
                                 THE APPROVAL OF THE
                                  MERGER AGREEMENT.

                                   PLEASE VOTE FOR,
                             SIGN AND DATE THE PROXY CARD
                                 AND RETURN IT TODAY.

                             THANK YOU FOR YOUR SUPPORT.

                                         VOTE
                                        [FOR]
                                      THE MERGER



                   [NEVADA POWER COMPANY LOGO]   [SIERRA PACIFIC RESOURCES LOGO]